Exhibit (h)(77)

EXPENSE REIMBURSEMENT AGREEMENT

EXPENSE REIMBURSEMENT AGREEMENT, by and between Ivy Investment Management Company (“IICO”), Ivy Distributors, Inc. (“IDI”) and Waddell & Reed Services Company, doing business as WI Services Company (“WISC”), and Ivy Funds, on behalf of its series designated Ivy Emerging Markets Equity Fund (the “Fund”).

WHEREAS, Ivy Funds, a Delaware statutory trust, is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-ended management investment company of the series type, and the Fund is a series of Ivy Funds; and

WHEREAS, Ivy Funds, IICO, IDI and/or WISC have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of the Fund at a level below the level to which the Fund may normally be subject;

NOW THEREFORE, the parties hereto agree as follows:

1.	Reimbursement of Expenses.

1.1	Applicable Reimbursement Level and Term of Reimbursement. For the period from August 1, 2016 through July 31, 2017, IICO, IDI and/or WISC, agrees to reimburse sufficient management fees, Rule 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses for Class A shares at 1.58% and Class B shares at 2.50% (the “Reimbursement Amount”).

1.2	Payment of Reimbursement Amount. To effect the expense reimbursement provided for in this Agreement, the Fund may offset the appropriate Reimbursement Amount against the management fees, Rule 12b-1 fees and/or shareholder servicing fees payable under the Investment Management Agreement, Rule 12b-1 Plan and/or the Shareholder Servicing Agreement. Alternatively, the Reimbursement Amount shall be paid directly by IICO, IDI and/or WISC. Such offset shall be taken, or such direct payment shall be paid, two times per year within 30 days following the date of the Fund’s applicable semi-annual or annual reporting period.

2.	Termination and Effectiveness of Agreement.

2.1	Termination. This Agreement shall terminate with respect to the applicable Class of Shares of the Fund upon termination of the Fund’s Investment Management Agreement, Rule 12b-1 Plan and/or the Shareholder Servicing Agreement or on July 31, 2017, whichever comes first.

2.2	Effectiveness. This Agreement shall be effective August 1, 2016.

3.	Miscellaneous.

3.1	Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof.

3.2	Interpretation. Nothing contained herein shall be deemed to require Ivy Funds or the Fund to take any action contrary to the Ivy Funds Declaration of Trust or Bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of Trustees of Ivy Funds of its responsibility for and control of the conduct of the affairs of Ivy Funds or the Fund.

3.3	Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the management fees, the Rule 12b-1 Plan and shareholder servicing fees, the computations of net asset values, and the allocation of expenses, having a counterpart or otherwise derived from the terms and provisions of the Investment Management Agreement, Rule 12b-1 Plan, the Shareholder Servicing Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to the Investment Management Agreement, the Rule 12b-1 Plan, the Shareholder Servicing Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of July 28, 2016.

WADDELL & REED SERVICES COMPANY		IVY FUNDS

By:	/s/ Brent K. Bloss	By:	/s/ Wendy J. Hills
	Brent K. Bloss, Senior Vice President		Wendy J. Hills, Vice President

IVY DISTRIBUTORS, INC.		IVY INVESTMENT MANAGEMENT COMPANY

By:	/s/ Thomas W. Butch	By:	/s/ Henry J. Herrmann
	Thomas W. Butch, President		Henry J. Herrmann, President